Exhibit 12.1

Centillium Communications, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Income (loss) before income taxes	$(2,919)	$(33,396)	$(19,293)	$(45,990)	$(19,749)	$(9,256)

Fixed charges:
Interest expense on long-term indebtedness	$21	$31	$76	$334	$242	$116
Interest portion of rental expense (1)	526	2,928	2,410	907	391	215

Total fixed charges	$547	$2,959	$2,486	$1,241	$633	$331

Earnings (loss) as defined	$(2,372)	$(30,437)	$(16,807)	$(44,749)	$(19,116)	$(8,925)

Deficiency of earnings available to cover fixed charges (2)	$(2,919)	$(33,396)	$(19,293)	$(45,990)	$(19,749)	$(9,256)

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)	One-third of rental expense is deemed to be interest.
(2)	Due to the losses incurred for all periods presented, the ratio coverage is less than 1:1 for all periods presented. We would have to have generated additional earnings of $2,919,000 in the three months ended March 31, 2003, and $33,396,000, $19,293,000, $45,990,000, $19,749,000 and $9,256,000 in 2002, 2001, 2000, 1999 and 1998, respectively, to achieve a ratio of 1:1.